Exhibit 4.5

CONVERTIBLE NOTE

THE NOTE REPRESENTED BY THIS INSTRUMENT AND ANY ORDINARY SHARES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

ISOFTSTONE HOLDINGS LIMITED

CONVERTIBLE NOTE

No. 001

US$7,500,000	December 23, 2009

FOR VALUE RECEIVED, the undersigned, iSoftStone Holdings Limited, a limited liability company organized and existing under the laws of Cayman Islands (the “Company”), hereby promises to pay, subject to the terms and conditions of this Convertible Note (this “Note”, and together with any other outstanding Convertible Notes of the Company, the “Notes”) to the order of CSOF Technology Investments Limited (together with any permitted transferee, the “Holder”, and together with all other holders of the Notes, the “Holders”), the principal amount of 7,500,000 United States Dollars (US$7,500,000) (the “Principal Amount”), with interest payable thereon as provided herein.

This Note is issued pursuant to, and in accordance with, the Convertible Note Purchase Agreement, dated December 18, 2009, by and among the Company and the parties named therein (as amended, supplemented or modified from time to time, the “Convertible Note Purchase Agreement”). The Holder is entitled to the benefits of this Note and the Convertible Note Purchase Agreement and, subject to the terms and conditions set forth herein and therein, may enforce the agreements contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto.

SECTION 1

DEFINITIONS

1.1	Definitions. Unless otherwise defined below, capitalized terms used in this Note shall have the same meaning ascribed to them in the Convertible Note Purchase Agreement:

“Beijing WFOE” means iSoftStone Information Technology (Group) Limited , a limited liability company established under the law of the PRC.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which banks are required to be closed in the PRC or Hong Kong.

“Company Equity Securities” means the Equity Securities of the Company.

“Company Sale” means a bona fide transaction or a series of related bona fide transactions through (a) (i) the merger, amalgamation or consolidation of the Company or Beijing WFOE into or with one or more Persons, (ii) the merger, amalgamation or consolidation of one or more Persons into or with the Company or Beijing WFOE, or (iii) a tender offer, take-over bid, arrangement or other business combination if, in the case of (i), (ii) or (iii), the holders of Company Equity Securities prior to such merger, amalgamation, consolidation, tender offer, take-over bid, arrangement or other business combination do not, directly or indirectly, retain at least a majority of the voting power of the surviving Person, or (b) the voluntary issuance, sale, conveyance, exchange or transfer to another Person or Persons of (i) Company Equity Securities or the Equity Securities of Beijing WFOE if, after such sale, conveyance, exchange or transfer, the holders of Company Equity Securities or Equity Securities of Beijing WFOE prior to such sale, conveyance, exchange or transfer do not, directly or indirectly, retain at least a majority of the voting power of the Company or Beijing WFOE, as the case may be, or (ii) all or substantially all of the assets of the Company.

“Company Sale Price” means the cash price per Ordinary Share (or the Fair Market Value of the consideration per Ordinary Share if the consideration is not in cash) in U.S. dollars received by holders of Company Equity Securities (on an as-converted basis) in connection with a Company Sale. For purposes of this definition, the “Fair Market Value” of the non-cash consideration means the fair market value of the non-cash consideration as determined in good faith by the board of Directors; provided that, if the Majority Note Holders object in writing to any such determination within 30 days after receiving notice thereof from the Company, such Fair Market Value shall be determined by an independent appraiser chosen by the board of Directors and acceptable to the Majority Note Holders (it being understood that the costs and expenses associated with such evaluation shall be borne equally by the Company on the one hand and all of the Note Holders on the other hand) and provided further that the Fair Market Value of any securities listed on a securities exchange shall be the average closing price of such securities on such exchange for the five trading days ending on the third day prior to the distribution of the consideration to be paid to holders of the Company Equity Securities in connection with a Company Sale.

“Conversion Price” means, upon conversion of this Note during the Post-IPO Conversion Period or at the completion of a Company Sale, a price per Ordinary Share equal to the IPO Price or Company Sale Price, as the case may be, divided by the sum of one plus Daily Compound Rate to the power of the number of days lapsed between the date of this Note and the date of the completion of an IPO or the date of the completion of a Company Sale, as applicable; provided, however, if after the Original Note Issuance Date the Company issues additional Equity Securities (other than Ordinary Shares) that are convertible into Ordinary Shares at a price based on a discount of the IPO Price or Company Sale Price where the company undertakes to guarantee the purchaser of such convertible Equity Securities an Internal Rate of Return of more than 35% (other than issuances in connection with an Excluded Transaction), the above Daily Compound Rate shall be re-calculated based on such higher Internal Rate of Return.

“Corporate Founder” means Tekventure Limited, a British Virgin Islands business company or United Innovation (China) Limited, a British Virgin Islands business company.

“Daily Compound Rate” means 0.082254247%, which is the applicable daily compound rate based on a 365-day year, that would result in an Internal Rate of Return of 35% on the Principal Amount of this Note.

“Encumbrance” means (i) any mortgage, charge (whether fixed or floating), pledge, lien (other than lien created by operation of law), hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, (ii) any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer or refusal or transfer restriction in favor of any Person and (iv) any adverse claim as to title, possession or use.

“Equity Securities” means, with respect to any Person, such Person’s capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests (including, in the case of the Company, Ordinary Shares, Series A Preference Shares and Series B Preference Shares) or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interests (whether or not such derivative securities are issued by such Person) (including, in the case of the Company, the Notes).

“Excluded Transaction” means (a) the issuance of Ordinary Shares upon the conversion of Series A Preference Shares, Series B Preference Shares or the Notes (or a portion hereof or thereof), (b) the grant of options or the issuance of Ordinary Shares to the employees, officers, directors, contractors, advisors or consultants of the Company under any share option plan of the Company duly approved by the Board, (c) the issuance of Equity Securities in connection with any share split, share dividend or other similar event of the Company, (d) the issuance of any Equity Securities pursuant to the acquisition of another corporation or entity by the Company (in a bona-fide non-financing transaction) by consolidation, merger, purchase of assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, a majority of the assets, voting power, or equity ownership of such other corporation or entity, or (e) the issuance of any Ordinary Shares issued as part of any debt financing with any financial institution.

“Founder” means a Corporate Founder or an Individual Founder.

“Individual Founder” means LIU, Tianwen (PRC Passport#G02295104) or FENG, Yong (also known as Frank FENG) (PRC ID#110108196906281814).

“HKSAR” means the Hong Kong Special Administrative Region of PRC.

“Internal Rate of Return” means, in respect of any portion of the principal amount of this Note held by the Holder, the annual rate based on a 365-day period used to discount each cash outflow (negative) and inflow (positive) received by the Holder in respect of such principal amount of this Note to the original issuance date of this Note (excluding any cash received from Interest payments under Section 2.2) such that the present value of the aggregate cash flows equals to zero, with the cash outflow being such principal amount and cash inflows being cash received from redemption of such principal amount of this Note or conversion of this Note, as applicable.

“Investors’ Rights Agreement” means the Second Amended and Restated Investors’ Rights Agreement dated as of December 23 2009 by and among the Company and Tekventure Limited, United Innovation (China) Limited, Liu Tianwen, Feng Yong, AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund LP, Fidelity Asia Principals Fund LP, Mutsui Ventures Global Fund, and each of the Holders.

“IPO” means the initial public offering of Ordinary Shares, whether a primary or secondary sale.

“IPO Price” means the final price per Ordinary Share (prior to deduction of the underwriting discount) in U.S. dollars for Ordinary Shares sold in the IPO.

“ISS Guangzhou” means Guangzhou iSoftStone Information Technology Company Limited .

“ISS Tianjin” means iSoftStone Information Technology Company Limited , a limited liability company established under the laws of the PRC, and Tianjin Saisi Data Information Technology Co., Ltd. , a Subsidiary of ISS Tianjin.

“ISS Wuxi” means Wuxi iSoftStone Technology Co., Ltd. , a limited liability company established under the laws of the PRC, and Wuxi International Service Outsourcing Training Center , a non-enterprise legal entity established under the laws of the PRC and operated by ISS Wuxi.

“Key Managers” means any of the Individual Founders and WU, Jun (also known as Michael WU), HUANG, Ying , PENG, Qiang (also known as John PENG), LI, Bo , CHE, Junhe (also known as Carson CHE) and WANG, Li (also known as Lucy WANG).

“Liquidation Event” means the event that (i) the Company or any Material Subsidiary shall have commenced any case, proceeding or other action (1) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization (excluding any domestic or overseas reorganization approved by the Majority Note Holders), arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (2) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; (ii) there shall have been commenced against the Company or any Material Subsidiary any case, proceeding or other action of a nature referred to in clause (i) above which (1) results in the entry of an order for relief or any such adjudication or appointment or (2) remains undismissed, undischarged or unbonded for a period of 30 days; (iii) there shall have been commenced against the Company or any Material Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, stayed or bonded pending appeal, within 30 days after the entry thereof; or (iv) the Company or any Material Subsidiary shall (1) make a general assignment for the benefit of its creditors, (2) default in making or become unable to make payment for, or admit its inability to pay, a material amount of its debts when they become due, or (3) commence discussion with one or more of its creditors in order to enter into any arrangement to reorganize the Company or the Material Subsidiary.

“Majority Note Holders” shall mean (i) where the aggregate Principal Amount of the Convertible Notes issued under the Convertible Note Purchase Agreement is US$30 million or more, the Note Holder(s) who hold(s) more than fifty percent (50%) of the aggregate principal amount of all of the Convertible Notes outstanding at the time of determination, or (ii) where the aggregate Principal Amount of the Convertible Notes issued under the Convertible Note Purchase Agreement is less than US$30 million, the Note Holder(s) who hold(s) more than sixty-six percent (66%) of the aggregate principal amount of all of the Convertible Notes outstanding at the time of determination.

“Material Subsidiary” means Beijing WFOE, ISS Wuxi, ISS Tianjin, ISS Guangzhou or any other current direct or indirect Subsidiary of the Company to the extent that a Liquidation Event with respect to such Subsidiary will reasonably be expected to have a material adverse effect on the business, operations, contracts, properties or financial position of the Company and its Subsidiaries taken as a whole.

“Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, in the capital of the Company.

“Original Note Issuance Date” means December 23, 2009, the original date of issuance of the first Note.

“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Post-IPO Conversion Period” means the period that is twelve (12) months following the completion of an IPO, including the date of completion of such IPO.

“Post-IPO Redemption Price”, in respect of the Principal Amount or any portion thereof as at any date, means a price paid to the Holder upon redemption of the Notes pursuant to Section 3.2 or 3.4 herein, as applicable, that would allow the Holder to receive, at such time of payment, an Internal Rate of Return in U.S. dollars of 18%.

“PRC” means the People’s Republic of China.

“Redemption Price”, in respect of the Principal Amount or any portion thereof as at any date, means a price paid to the Holder upon redemption that would allow the Holder to receive, at such time of payment, an Internal Rate of Return in U.S. dollars of 10%, including Interest payments received under Section 2.2.

“Restated Articles” means the Third Amended and Restated Memorandum and articles of Association of the Company dated December 23, 2009.

“ROFR Agreement” means the Second Amended and Restated Right of First Refusal and Co-sale Agreement dated as of December 23, 2009 by and among the Company, Founders, Series A Holders, Series B Holders and the Note Holders

“Series A Preference Shares” means the Company’s Series A Preference Shares, US$0.0001 par value.

“Series B Preference Shares” means the Company’s Series B Preference Shares, US$0.0001 par value.

“Subsidiary” or “subsidiary” means with respect to any subject entity (the “subject entity”), (i) any company, partnership or other entity (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than a 50% interest whose in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with US GAAP, or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary.

“Transaction Agreements” means this Note, the Convertible Note Purchase Agreement, the Investors’ Rights Agreement, the ROFR Agreement and the Restated Articles.

1.2	Headings. Section headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose.

SECTION 2

TERMS; PRINCIPAL AND INTEREST

2.1	Terms. This Note shall mature on the third anniversary of the Original Note Issuance Date (the “Initial Maturity Date”). In the event that no IPO or Company Sale has occurred prior to the Initial Maturity Date, then, subject to Section 2.2(b), the Majority Note Holders may extend the Initial Maturity Date of all of the Notes, including this Note, to a date on or prior to the sixth anniversary of the Original Note Issuance Date (the “Extended Maturity Date”) at its sole discretion by delivering a written notice to the Company prior to the Initial Maturity Date, in which case the Company shall promptly notify the other Note Holders.

2.2	Interest.

(a)	Subject to Section 2.2(b), the Holder of this Note shall be entitled to interest that accrues at the rate (the “Interest Rate”) of one percent (1%) per annum, on the outstanding principal of this Note, due and payable in cash by the Company in arrears on each anniversary of the Original Note Issuance Date, from the Original Note Issuance Date until the earlier of (i) the Initial Maturity Date, (ii) the date this Note is otherwise redeemed in full under Section 3.2, or (iii) such date on which this Note is converted in full under Section 4.1. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

(b)	Notwithstanding the foregoing, in the event that the Initial Maturity Date of this Note is extended pursuant to Section 2.1, this Note shall bear no interest for any period between the Initial Maturity Date and the Extended Maturity Date.

SECTION 3

REDEMPTION

3.1	Redemption on Maturity Date. The Company shall redeem the outstanding Principal Amount of this Note that has not been converted or redeemed as provided herein on the Initial Maturity Date or the Extended Maturity Date, as the case may be, by payment of the Redemption Price to the Holder in cash; provided that in the event the Initial Maturity Date or the Extended Maturity Date, as the case may be, falls within or after the Post-IPO Conversion Period, the Company shall redeem the outstanding Principal Amount of this Note that has not been converted or redeemed as provided herein at the expiration of the Post-IPO Conversion Period by payment of the Post-IPO Redemption Price to the Holder in cash plus any accrued and unpaid Interest.

3.2	Post-IPO Redemption at Option of the Holder. At any time during the Post-IPO Conversion Period, the Holder of this Note shall have the right, but not the obligation, to require the Company, by notice in writing (such notice to be in the form of Exhibit A attached hereto (a “Post-IPO Redemption Notice”)) to the Company, to redeem for cash all of the total outstanding Principal Amount of this Note not previously redeemed by the Company or converted as provided herein at a price equal to the Post-IPO Redemption Price plus any accrued and unpaid Interest in priority to any payment on or with respect to the Company Equity Securities. The Company shall pay the Holder the Post-IPO Redemption Price plus any accrued and unpaid Interest no later than twenty (20) Business Days after delivery of such Redemption Notice by the Holder of this Note.

3.3	Default Redemption at Option of the Holder. Upon the occurrence of an Event of Default, the Holder of this Note shall have the right, but not the obligation, to require the Company, by notice in writing (such notice to be in the form of Exhibit B attached hereto (a “Default Redemption Notice”)) to the Company, to redeem for cash all of the total outstanding Principal Amount of the Notes not previously redeemed by the Company or converted as provided herein at a price equal to the then applicable Redemption Price in priority to any payment on or with respect to the Company Equity Securities. The Company shall pay the Holders the applicable Redemption Price no later than twenty (20) Business Days after delivery of such Default Redemption Notice.

3.4	No Redemption at Option of the Company. Other than as set forth in this Section 3, the Company may not redeem, repurchase or repay any portion of this Note at any time prior to the Initial Maturity Date or the Extended Maturity Date, as the case may be.

SECTION 4

CONVERSION

4.1	Mandatory Conversion. Immediately prior to and subject to the completion of a Company Sale, all of the then outstanding Principal Amount of this Note and the accrued and unpaid Interest thereon shall be automatically converted into such number of duly authorized, fully paid and non-assessable Ordinary Shares as is equal to the quotient of (i) such outstanding Principal Amount of this Note plus the accrued and unpaid Interest thereon, divided by (ii) the applicable Conversion Price (and such Ordinary Shares shall be credited to the Holder’s securities account as notified to the Company). For the avoidance of doubt, the Ordinary Shares, other Company Equity Securities and any other securities of the Company that the Holder is entitled to receive upon conversion of this Note pursuant to the preceding sentence shall entitle the Holder to receive the same type and amount of consideration in exchange for or with respect to any other Ordinary Shares, other Company Equity Securities or any other securities of the Company in the Company Sale.

4.2	Optional Conversion.

(a)	At any time during the Post-IPO Conversion Period, the Holder of this Note shall have the right, but not obligation, to convert this Note in whole, into such number of duly authorized, fully paid and non-assessable Ordinary Shares as is equal to the quotient of (i) the outstanding Principal Amount of this Note plus accrued and unpaid Interest thereon, divided by (ii) the Conversion Price; provided that the Holder of this Note may convert this Note in part for purposes of selling or transferring Ordinary Shares issued upon conversion of such partial Principal Amount of this Note, including, without limitation, in connection with an IPO or in the event the number of Registrable Securities (as defined in the Investors’ Rights Agreement) held by such Holder to be registered or sold is limited in accordance with the Investors’ Rights Agreement.

(b)	The conversion rights set forth in Section 4.2(a) above shall be exercised by the surrender by the Holder on a Business Day of this Note at any time during usual business hours at the registered office of the Company at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands (or such other office or agency of the Company as the Company and the Majority Note Holders may agree) with a copy to the address of the Company as specified in the Convertible Note Purchase Agreement, accompanied by written notice (such notice to be in the form of Exhibit C attached hereto (a “Conversion Notice”)) specifying (i) that the Holder elects to convert the entire Note or a portion thereof and (ii) the name or names (with address) in which a certificate or certificates for Ordinary Shares are to be issued. In case of conversion at the completion of an IPO, a Conversion Notice may be delivered at such time prior to the completion of an IPO as may be reasonably required by the Company’s underwriter(s) for the IPO, which shall become effective as of and subject to the completion of the IPO. This Note shall be delivered to the Company (together with the Conversion Notice) for cancellation and shall be canceled by it. As soon as practicable after the delivery of the Conversion Notice, but in no event later than two (2) days thereafter, the Company shall (x) take all actions and execute all documents necessary to effect the issuance and registration of such Ordinary Shares (including giving all necessary instruction to the relevant share registry to effect such issuance and registration but excluding the registration of the Ordinary Shares issued upon conversion of the Notes under the U.S. securities laws), and (y) deliver to the Holder a certificate or certificates representing the number of duly authorized, fully paid and non-assessable Ordinary Shares calculated in accordance with Section 4.2(a) above. At the time of surrender of this Note, the Person in whose name any certificate(s) for Ordinary Shares shall be issuable upon such conversion shall be deemed to be the holder of record of such Ordinary Shares on such date, notwithstanding that the share register of the Company shall then be closed or that the certificates representing such Ordinary Shares shall not then be actually delivered to such Person.

4.3	Fractional Shares. No fractional Ordinary Shares shall be issued upon conversion of this Note. All Ordinary Shares (including fractions thereof) issuable upon conversion of more than one Note held by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall round up any such fractional share to one whole share.

4.4	Joinder Agreement. If the Holder of this Note is not yet a party to the Investors’ Rights Agreement, so long as the Investors’ Rights Agreement, is still in force, as a pre-condition to the issuance by the Company of the Ordinary Shares issuable upon conversion of this Note, the Holder of this Note is required to execute a Joinder Agreement (as defined in the Investors’ Rights Agreement) to join the Investors’ Rights Agreement as if it were an “Investor” thereunder.

4.5	Termination of Rights. All rights under this Note shall terminate when (a) the entire Principal Amount of this Note and any other amounts payable in relation to this Note have been paid and received pursuant to Section 3 above or (b) this Note is converted in full pursuant to the terms of this Note.

4.6	Availability of Shares; Taxes. The Company covenants that it will at all times reserve and maintain authority to issue, solely for the purpose of issue or delivery upon any conversion herein provided, the maximum number of Ordinary Shares reasonably expected to be issuable upon conversion of this Note. The Company covenants that all Ordinary Shares, when issued or delivered pursuant to Section 4.1 and in compliance with the provisions of the Restated Articles, be duly and validly authorized and issued, fully paid and free and clear of all Encumbrances. The Company shall pay all taxes, liens and other charges whatsoever that may be imposed in respect of the conversion of this Note or the issuance and delivery of the Ordinary Shares issuable upon the conversion of this Note.

4.7	Anti-dilution Adjustments. The Conversion Price, and the number and type of securities to be received by the Holder upon conversion of this Note pursuant to Section 4.2(a), shall be subject to adjustment as follows:

(a)	Subdivision, Combination or Reclassification of Ordinary Shares. In the event that the Company shall at any time or from time to time, after the completion of an IPO but prior to conversion of this Note pursuant to Section 4.2(a), (i) pay a dividend or make a distribution on the outstanding Ordinary Shares payable in Company Equity Securities, (ii) subdivide the outstanding Ordinary Shares into a larger number of shares, (iii) combine the outstanding Ordinary Shares into a smaller number of shares, or (iv) issue any Company Equity Securities in a reclassification of the Ordinary Shares (other than any such event for which an adjustment is made pursuant to another clause of this Section 4.7), then, and in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Company) proportionately so that the Holder shall be entitled to receive the number of Ordinary Shares or other securities of the Company that the Holder would have owned or been entitled to receive upon or by reason of the relevant event described above, had this Note been converted immediately prior to the occurrence of such event or (if earlier) the record date for shareholders of the Company entitled to participate in such distribution. Any adjustment made pursuant to this Section 4.7(a) shall become effective retroactively (x) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of Ordinary Shares entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective.

(b)	Issuance of Company Equity Securities below Conversion Price.

(i)	If the Company shall, at any time or from time to time, after the completion of an IPO but prior to conversion of this Note pursuant to Section 4.2(a), issue or sell any Ordinary Shares or other Company Equity Securities (“New Securities”), other than an issuance in an Excluded Transaction, at a price per Ordinary Share that is less than the Conversion Price (treating the price per Ordinary Share, in the case of the issuance of any Company Equity Securities other than Ordinary Shares, as equal to (x) the sum of the price for such Company Equity Securities plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such Company Equity Securities, if any, divided by (y) the number of Ordinary Shares initially underlying such Company Equity Securities), then, and in each such case, the Conversion Price in effect immediately prior to such issuance shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A+B

C

where:

A	shall mean the number of Ordinary Shares in issue (on a fully diluted and as converted basis) immediately prior to the issue of such New Securities;

B	shall mean the number of Ordinary Shares which the aggregate consideration receivable by the Company for the issue of such New Securities would be able to purchase at the Conversion Price per Ordinary Share; and

C	shall mean the number of Ordinary Shares in issue (on a fully diluted and as converted basis) immediately after the issue of such New Securities.

(ii)	Such adjustment shall be made whenever such Ordinary Shares or Company Equity Securities are issued, and shall become effective retroactively (x) in the case of an issuance to the shareholders of the Company to a date immediately following the close of business on the record date for the determination of shareholders entitled to receive such Ordinary Shares or Company Equity Securities and (y) in all other cases, on the date of such issuance; provided, however, that the determination as to whether an adjustment is required to be made pursuant to this Section 4.7(b) shall be made upon the issuance of such Ordinary Shares or Company Equity Securities, and not upon the issuance of any securities into which the Company Equity Securities are convertible or exchangeable or for which they may be exercised.

(iii)	In case at any time after the completion of an IPO but prior to conversion of this Note pursuant to Section 4.2(a), any Ordinary Shares or Company Equity Securities or any rights or options to purchase any Ordinary Shares or Company Equity Securities shall be issued or sold (each, a “Future Subscription”) for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith (collectively, “Expenses”). In case of a Future Subscription for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair market value of such consideration, without deduction therefrom of any Expenses, as determined mutually by the board of Directors and the Majority Note Holders or, if the board of Directors and the Majority Note Holders shall fail to agree, by an independent appraiser chosen by the board of Directors, provided that all costs and expenses associated with such appraisal shall be borne equally by the Company on the one hand and all Note Holders on the other hand.

4.8	Certificate as to Adjustments. The Company shall, within a reasonable period (not to exceed ten (10) Business Days) following any event requiring an adjustment of the Conversion Price, deliver to the Holders a certificate, signed by a director of the Company, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Conversion Price in effect following such adjustment.

4.9	Indebtedness, Encumbrance. Until the entire Principal Amount of this Note and any other amounts payable in relation to this Note have been redeemed and paid pursuant to Section 3 above or converted pursuant to Section 4.1 above, the Company shall not issue, assume, incur, become subject to, guarantee, amend the terms of, or suffer to exist any indebtedness or Encumbrance on any of its assets without the prior written consent of the Majority Note Holders except for any indebtedness, guarantee or Encumbrance arising therefrom, incurred by the Company for working or operating capital purposes, including without limitation, any trade debts or credit facilities.

SECTION 5

COVENANTS

5.1	Covenants. The Company covenants to the Holder that, from the date hereof until the entire Principal Amount of this Note have been redeemed and paid pursuant to Section 3 above or converted pursuant to Section 4 above, the Company shall:

(a)	punctually pay the Principal Amount and/or any Interest payable on this Note, and any other amount due and payable under this Note in the manner specified in this Note;

(b)	give written notice to the Holder of any Event of Default (as defined below) promptly upon the occurrence thereof; and

(c)	execute and deliver, or cause to be executed and delivered, upon the request of the Majority Note Holders and at the Company’s expense, such additional documents, instruments and agreements as the Company and the Majority Note Holders may, each acting reasonably, mutually determine to be necessary to carry out the provisions of this Note and the Convertible Note Purchase Agreement and the transactions and actions contemplated hereunder and thereunder.

5.2	No Dividend or Redemption. The Company covenants to the Holder that, from the date hereof until the earlier of its IPO or until all amounts owing hereunder have been paid in full or this Note has been converted, the Company shall not, without the prior written consent of the Majority Note Holders, make any declaration or payment of dividends or other distributions, redemption or repurchase or any other payment on or with respect to any Company Equity Securities other than the Notes.

SECTION 6

EVENTS OF DEFAULT

6.1	Events of Default. If any of the following events shall occur and be continuing:

(a)	the Company shall fail to pay any Principal Amount of or interest on this Note, or any other amount which is payable hereunder, when due in accordance with the terms hereof (such default, the “Payment Default”);

(b)	the Company shall default in the observance or performance of any of its covenant, condition or agreement under this Note (other than the Payment Default);

(c)	except as approved by the board of Directors, any Key Manager shall have sold any of the Company Equity Securities held or beneficially owned by him/her, directly or indirectly, at the Original Note Issuance Date;

(d)	either LIU Tianwen or three out of the other seven Key Managers shall have ceased to be a full-time employee and officer of the Group Companies or otherwise ceased to perform management responsibilities or duties at the Group Companies, provided that change of such Key Manager’s title, scope of duties, or positions within the Group Companies shall not constitute an Event of Default as long as he or she continues to have full-time management responsibilities at the Group Companies;

(e)	any Founder shall default in the observance or performance of any covenant, condition or agreement contained in any Transaction Agreement in any material respect, and such default (i) cannot be cured, or (ii) can be cured but either remains uncured or has not been cured to the satisfaction of the Majority Note Holders twenty-one (21) days after being notified in writing of such default;

(f)	any other representation, warranty, certification or statement made by or on behalf of the Company or any Founder in any Transaction Agreement, or in any certificate or other document delivered pursuant thereto, shall have been incorrect, misleading or false in any material respect;

(g)	the Company shall default in the observance or performance of any other covenant, condition or agreement contained in any other Transaction Agreement in any material respect and such default (i) cannot be cured, or (ii) can be cured but either remains uncured or has not been cured to the satisfaction of the Majority Note Holders fourteen (14) days after being notified in writing of such default; or

(h)	the occurrence of a Liquidation Event,

then, and in any such event (except events described in Section 6.1(d) that occur after the completion of an IPO of the Company), it shall constitute an “Event of Default”, and the Company may be required by the Holder of this Note to redeem this Note as provided in Section 3.3.

6.2	Waiver of Event of Default. An Event of Default may be waived by approval of the Majority Note Holders or shall be deemed waived by a Holder if the Holder did not exercise its right under Section 3.3 to require the Company to redeem the Note with respect to the Event of Default within six (6) months of the Holder’s receipt of a written notice to the Holder of any Event of Default pursuant to Section 5.1(b) above.

SECTION 7

REGISTRATION AND TRANSFER OF NOTE

7.1	Register. The Company shall keep at its principal office a register in which the Company shall provide for the registration and transfer of this Note, in which the Company shall record the name and address of the Holder and the name and address of each permitted transferee and prior owner of this Note. The Holder shall notify the Company of any change of name or address and promptly after receiving such notification the Company shall record such information in such register.

7.2	Transfer. A transfer of this Note may be effected only by a surrender hereof to the Company and the issuance by the Company of a new Note or Notes in replacement thereof, which shall be registered by the Company in accordance with Section 7.1 hereof once an executed copy of the replacement note has been executed by the transferee. This Note may not be transferred in violation of the ROFR Agreement. If the transferee of this Note is not yet a party to the Investors’ Rights Agreement and the ROFR Agreement, so long as the Investors’ Rights Agreement or the ROFR Agreement is still in force, as a pre-condition to the effectiveness of such transfer, the transferee of this Note is required to execute a Joinder Agreement (as defined in the Investors’ Rights Agreement to join the Investors’ Rights Agreement or the ROFR Agreement, as applicable) to join the Investors’ Rights Agreement or the ROFR Agreement, as applicable, as if it were a “Note Holder” thereunder. The Company shall not be responsible for payment of any transfer taxes in connection with the transfer of this Note.

SECTION 8

GOVERNING LAW; ARBITRATION

8.1	GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW PRINCIPLES.

8.2	Arbitration. In the event the parties are unable to settle a dispute between them regarding this Note, such dispute shall he referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the UNCITRAL Arbitration Rules (“UNCITRAL Rules”) in effect, which rules are deemed to be incorporated by reference into this Section 8.2, subject to the following: The arbitration tribunal shall consist of one arbitrator to be appointed according to the UNCITRAL Rules by HKIAC. The appointing authority shall be HKIAC. The language of the arbitration shall be English. Notwithstanding anything in this Note or in the UNCITRAL Rules or otherwise, the arbitration tribunal shall not have the power to award injunctive relief or any other equitable remedy of any kind against any party unless such award both (i) is expressly appealable to and subject to de novo review by the courts of Hong Kong, and (ii) would not, if upheld, have the effect of impairing, restricting, or imposing any conditions on the right or ability of such party or its Affiliates to conduct its respective business operations or to make or dispose of any other investments. The prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

SECTION 9

MISCELLANEOUS

9.1	Notices. Any notice or communication provided for by this Note shall be in writing and shall be delivered in person, sent by telecopy, mailed, first class, postage prepaid, or sent by nationally recognized overnight delivery service addressed to the Company or the Holder at their respective addresses or telecopy numbers specified in the Convertible Note Purchase Agreement, as to any such party, at such other address or telecopy number as may be designated by it in a notice to the other parties hereto. All notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied.

9.2	Payment. All payments required to be paid by the Company under this Note to the Holder shall be paid by wire transfer in United States Dollars in immediately available funds to a bank account notified by the Holder to the Company.

9.3	Wavier. The Company agrees that no omission or delay by the Holder in exercising any right under this Note shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.

9.4	Amendment. This Note may not be amended or modified except by a written agreement executed by the Company and the Majority Note Holders, and, if such amendment or modification negatively impacts the rights and privileges of the Holder in a manner different from all other Holders of the Notes issued pursuant to the Convertible Note Purchase Agreement or materially affects the rights and privileges of the Holders provided for in Section 2, 3 or 4 of this Note, the Holder’s written consent is required for such amendment or modification.

9.5	Language. This Note is drawn up in the English language. If this Note is translated into any language other than English, the English language text shall prevail.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its officer or director thereunto duly authorized, on the date first above written.

iSoftStone Holdings Limited

By:	/s/ Tianwen Liu
Name:
Title:

AGREED AND ACCEPTED:

By:	/s/ Kiril IP
Name: Kiril IP
Title: Director

SIGNATURE PAGE TO iSOFTSTONE HOLDINGS LIMITED

FORM OF CONVERTIBLE NOTE

EXHIBIT A

FORM OF POST-IPO REDEMPTION NOTICE

[date]

To:	iSoftStone Holdings Limited

[Address]

Re: Redemption Notice in relation to the Convertible Notes of the Company (the “Note”), originally issued on                    , 2009 with an aggregate outstanding principal amount of US$[            ]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder of No.[                    ] of the Note, hereby deliver this Post-IPO Redemption Notice pursuant to Section 3 of the Note and hereby notify the Company of the exercise of the redemption right set forth in Section 3 of the Note for the Company to redeem all of the outstanding Principal Amount of this Note, together with accrued and unpaid interest thereon at the Post-IPO Redemption Price.

Aggregate outstanding Principal Amount to be redeemed: US$ [            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be redeemed: US$ [            ]

Total Post-IPO Redemption Price: US$ [            ]

Please kindly transfer to us the total Post-IPO Redemption Price in accordance with the provisions of Section 3 of the Notes.

Very truly yours,

[Name of the Holder]

By:
Name:
Title:

EXHIBIT B

FORM OF DEFAULT REDEMPTION NOTICE

[date]

To:	iSoftStone Holdings Limited

[Address]

Re: Redemption Notice in relation to the Convertible Notes of the Company (the “Note”), originally issued on                    , 2009 with an aggregate outstanding principal amount of US$[            ]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder of No.[                    ] of the Note, hereby deliver this Default Redemption Notice pursuant to Section 3 of the Note and hereby notify the Company of the exercise of the redemption right set forth in Section 3 of the Note for the Company to redeem all of the outstanding Principal Amount of the Note, together with accrued and unpaid interest thereon at the Redemption Price.

Aggregate outstanding Principal Amount to be redeemed: US$ [            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be redeemed: US$ [            ]

Total Redemption Price: US$ [            ]

Please kindly transfer to us the total Redemption Price in accordance with the provisions of Section 3 of the Notes.

Very truly yours,

[Name of the Holder]

By:
Name:
Title:

EXHIBIT C

FORM OF CONVERSION NOTICE

[date]

To:	iSoftStone Holdings Limited

[Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands]

Re: Conversion Notice in relation to the Convertible Note No. [—] of the Company (the “Note”), dated as of                     , 2009 with an aggregate outstanding principal amount of US$[             ]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, holder of Note, hereby deliver this Conversion Notice pursuant to Section 4.2(b) of the Note and hereby notify the Company of the exercise of the conversion right set forth in Section 4.2(a) of the Note to convert [all of the outstanding Principal Amount of the Notes][such Principal Amount of the Notes equal to US$[            ], together with accrued and unpaid Interest thereon, at the applicable Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$ [            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be converted: US$ [            ]

Total Ordinary Shares to be issued upon conversion: [            ] Ordinary Shares

Please kindly issue to us such number of Ordinary Shares issuable upon conversion of the Note in accordance with this Conversion Notice and with the provisions of Section 4.2(b) of the Note to the following entity(ies):

(1)	Name: [ ]

        Address: [    ]

        Number of Ordinary Shares to be issued: [    ]

(2)	[Repeat as necessary]

Very truly yours,

[Name of the Holder]

By:
Name:
Title: